UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25

NOTIFICATION OF LATE FILING

[   ]  Form 10-K          [   ]  Form 20-F          [   ]  Form 11-K          [ X ]  Form 10-Q

[   ]  Form N-SAR

For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full name of registrant: Wilshire Financial Services Group Inc.

Former name if applicable

Address of principal executive office 23901 Calabasas Road, Suite 1050, Calabasas, CA 91302

PART II. RULE 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

Subsequent to the closing of the Registrant’s accounts as of March 31, 2004, the Registrant identified approximately $0.5 million to $0.8 million of additional servicer advance receivables related to the accounts of Wilshire Credit Corporation, its wholly-owned loan servicing subsidiary which the Registrant sold to Merrill Lynch on April 30, 2004. The Registrant is currently in the process of determining the resulting increase in income and/or stockholders' equity from the accounting treatment of these additional servicer advance receivables. As a result, the Registrant is not able to complete timely its financial statements without unreasonable effort or expense.

PART IV. OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:    Stephen P. Glennon  (503) 228-3077

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ]  Yes     [   ]  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ]  Yes     [ X ]  No

      If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wilshire Financial Services Group Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004	By:	/s/ STEPHEN P. GLENNON

Stephen P. Glennon
Principal Executive Officer
Principal Financial Officer